August 10, 2015

VIA EDGAR

Ms. Jennifer Monick
Senior Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     DuPont Fabros Technology, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 25, 2015
File No. 001-33748

DuPont Fabros Technology, L.P.
Form 10-K for the Year Ended December 31, 2014
Filed February 25, 2015
File No. 333-165465-17

Dear Ms. Monick:

Reference is made to your letter, dated July 29, 2015, regarding comments made by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2014. This letter repeats the comment in the Staff’s letter in bolded typeface followed by a response prepared by management of DuPont Fabros Technology, Inc. and DuPont Fabros Technology, L.P. together with our legal representatives. We have also sent to your attention courtesy copies of this letter.

General

1.
Please tell us how you determined it is appropriate to provide combined periodic reports for parent and subsidiary registrants given that you owned approximately 81.1% of your operating partnership at December 31, 2014.

COMPANY RESPONSE: Management has determined it is appropriate to provide combined periodic reports for DuPont Fabros Technology, Inc. (the “Company”) and DuPont Fabros Technology, L.P. (the “Operating Partnership”). The Company began presenting combined periodic reports in 2010. In evaluating that presentation, management believed (and continues to believe) combining the periodic reports of the Company and the Operating Partnership into a single report provides several benefits, including:

•
enhancing investors’ understanding of the Company and the Operating Partnership by enabling investors to view the business as a whole in the same manner as management views and operates the business (discussions with investors support that this benefit has resulted from the combined presentation);

•
eliminating duplicative disclosure and provides a more streamlined and readable presentation since a substantial portion of the disclosure in the periodic reports applies to both the Company and the Operating Partnership; and

•	creating time and cost efficiencies through the preparation of one combined report instead of two separate reports.

We have considered the SEC staff guidance in Section 1370 of the Division of Corporate Finance Financial Reporting Manual (“FRM”). Although “substantially all” is not defined, we believe there is not a material difference in the financial statement presentation between 81.1% ownership and a higher percentage, particularly in this case where the Company is the sole general partner of the Operating Partnership and, as such, has exclusive control of the day-to-day management of the Operating Partnership. Since the Company owned approximately 81.1% of the Operating Partnership as of December 31, 2014, we considered the nature of 18.9% of the Operating Partnership not owned by the Company. The units of limited partnership interest (“OP units”) in the Operating Partnership held by limited partners have the economic equivalent of, and are convertible on a one for one basis for, shares of common stock of the Company. Therefore, we believe the overall substance of the relationship between the entities and their owners is economically equivalent to the Company owning 100% of the equity interests in the Operating Partnership. We believe the holders of OP units have equal or greater interest in the performance of the Company as they do in the Operating Partnerships and it would be less effective and potentially confusing to investors to present the information in two separate filings.

Management believes it is important for investors to understand that there are no differences between the Company and the Operating Partnership in the context of how the Company and the Operating Partnership operate as a consolidated company and believes the preparation of combined periodic reports best enhances this understanding. The only difference between the assets of the Company and those of the Operating Partnership is a cash balance of about $4 million. There is no difference from a financial, business or operational perspective between ownership levels of 81.1% and 99% in the Company’s UPREIT structure.

In preparing combined periodic reports for the Company and the Operating Partnership, management complies with the staff position set forth in Section 1370 of the FRM. The combined periodic reports of the Company and the Operating Partnership include separate audit reports, separate reviewed interim financial statements (where applicable), separate reports on disclosure controls and procedures and internal controls over financial reporting, separate complete financial statements, separate footnotes for areas that differ and separate CEO/CFO certifications. Given the Company’s compliance with these requirements and the other considerations cited above, management believes it is appropriate to provide combined periodic reports for the Company and the Operating Partnership

2.
We note your triple-net lease with Microsoft represents 20.5% of your annualized base rent and 21.6% of your consolidated revenues for the year ended December 31, 2014. Please tell us if Microsoft leases in excess of 20% of your assets as of December 31, 2014. To the extent that Microsoft leases in excess of 20% of your assets, please tell us how you determined it was unnecessary to include a statement referring investors to a publicly-available website with the lessee’s SEC filed financial statements.

COMPANY RESPONSE: As of December 31, 2014, Microsoft leased less than 20% of our total assets. Therefore, we were not required to include a statement referring investors to a publicly-available website with the lessee’s SEC filed financial statements. Management will continue to monitor the percentage of our total assets leased by our most significant customers.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Same Store Operating Income to Same Store Net Operating Income and Cash Net Operating Income, page 41

3.
It appears from your disclosure in footnote (1) on page 41 that you have reconciled NOI and Cash NOI to the operating income attributable only to the properties included in the analysis. In future filings, please include a reconciliation of these non-GAAP measures to operating income as a whole as presented in your consolidated statements of operations. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

COMPANY RESPONSE: Beginning with the 10-Q for the quarter ending September 30, 2015 we will include a reconciliation of same store NOI and same store Cash NOI to operating income as a whole as presented on our consolidated statements of operations.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 478-2333 in connection with questions or comments concerning the above response. Thank you for your attention to this matter.

Very truly yours,

/s/ Jeffrey H. Foster

Jeffrey H. Foster
Executive Vice President and Chief Financial Officer